Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an “Announcement of China Southern Airlines Company Limited in relation to the Completion of the Transfer of Subject Assets of the Non-Public Issuance of A Shares” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 August 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-051

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE COMPLETION OF THE TRANSFER OF SUBJECT ASSETS OF

THE NON-PUBLIC ISSUANCE OF A SHARES

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Matters relating to the non-public issue of A shares by China Southern Airlines Company Limited (hereinafter referred to as the “Company”) have been approved by “Approval on the Non-Public Issuance of Shares by China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 1235) under China Securities Regulatory Commission (hereinafter referred to as the “CSRC”) on 16 August 2018. For details, please see the “Announcement of China Southern Airlines Company Limited in relation to the Approval by the CSRC of the Application for the Non-Public Issuance of A Shares” (No. Lin 2018-049) disclosed on the same day by the Company through the Shanghai Stock Exchange website (www.sse.com.cn).

In accordance with the proposal of the non-public issuance of A Shares, China Southern Air Holding Limited Company will participate in this non-public issuance of A Shares with its 50.00% equity interest in MTU Maintenance Zhuhai Co., Ltd. (hereinafter referred to as “MTU Zhuhai”) and partly in cash.

Currently, the transfer procedures and registration of change with the Administration for Industry and Commerce in relation to the 50.00% equity interest in MTU Zhuhai have been completed. The Company currently holds 50.00% equity interest in MTU Zhuhai.

The matters relating to the issue of shares of this non-public issuance of A shares have not been completed. The Company is subject to apply to the Shanghai Branch of the China Securities Depository and Clearing Corporation Limited for the registration confirmation of the newly issued A shares, and complete the registration of change (filing) procedure with the Administration for Industry and Commerce regarding changes in the Company’s registered capital and Articles of Association.

The Board of Directors of

China Southern Airlines Company Limited

30 August 2018

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